Contactar

www.linkedin.com/in/sofia-alvarez-cano-a13396128 (LinkedIn)

Aptitudes principales

Planificación estratégica
Aptitudes de organización
Coordinación de proyectos

Languages

Español (Native or Bilingual)
Inglés (Professional Working)

Sofia Alvarez Cano

Administración de Empresas
Ciudad de México, México

Extracto

Objetivo profesional: Desarrollarme en un ambiente profesional que represente nuevos retos, para poder poner en práctica los conocimientos adquiridos hasta el momento, además de obtener una buena formación y experiencia.

Experiencia

ViiT Health

Operations
octubre de 2022 - Present (2 años 7 meses)
Ciudad de México, México

DEQ

Chief Administrative Officer
enero de 2017 - Present (8 años 4 meses)
México

Bauns

Co-founder y Head of Human Resources
octubre de 2020 - septiembre de 2022 (2 años)
Ciudad de México, México

Estratégica smarter marketing

Project Manager Trainee
febrero de 2017 - agosto de 2017 (7 meses)

SolexVintel S.A. de C.V

Auxiliar de compras
abril de 2015 - enero de 2016 (10 meses)

Cotización y proceso de compras

Organización y actualización de base de datos de proyectos y proveedores

MVS Radio

Auxiliar de facturación

enero de 2013 - julio de 2013 (7 meses)

Conciliación de las cuentas bancarias de la empresa

Organización y actualización de la base de datos de clientes y trabajadores

Proceso de alta de clientes nuevos

Educación

Instituto Tecnológico Autónomo de México

Licenciatura en administración · (2013 - 2018)